

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404**

October 9, 2008

By Facsimile and U.S. Mail

Mr. Michael Jordan Friedman
Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, NY 10016

     Re: **Fresh Harvest Products, Inc.
Form 10-KSB for the fiscal year ended October 31, 2007
Filed February 13, 2008
Form 10-QSB for the quarterly period ended January 31, 2008
Filed March 24, 2008
Form 10-Q for the quarterly period ended July 31, 2008
Filed September 22, 2008
File No. 000-51390**

Dear Mr. Friedman:

     We have reviewed your supplemental response letter dated May 29, 2008 as well as your filings and have the following comments. As noted in our comment letter dated April 9, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

General

1. We are in receipt of your response letter dated May 29, 2008. Please file the response letter over EDGAR, as "correspondence" as soon as possible. Refer to Regulation S-T.

Form 10-KSB For the fiscal year ended October 31, 2007

Statements of Operations, page 35

2. We note your response to our prior comment 8. Note that the method you described in calculating the number of shares for EPS calculations is not "weighted average." Please revise your financial statements to reflect the weighted average numbers of shares. We refer you to the definition of "weighted-average number of common shares outstanding" in Appendix E of SFAS 128.

Statement of Stockholder's Deficit, page 36

3. We note your response to our prior comment 3 and the supplemental tabular presentation of stock transactions. Please differentiate between capital transactions and stock compensation transactions in the table. Please explain to us your valuation of $0.01 per share in connection with the 14,046,109 shares issued in February 2006 when other share issuances in January and March, 2006 were valued at $1.45 and $1.26, respectively. Further, please expand your presentation to include all transactions leading up to the current period and provide similar disclosures in accordance with paragraph 11d of SFAS 7 in the filing.

Statement of Cash Flows, page 37

4. We note your response to our prior comment 4 and your representation that the cash flow statements have been revised accordingly. However, we note that you continue to reflect the line item "stock issued for conversion of debt" as an adjustment in the operating activities section of the cash flow statement within the July 31, 2008 Form 10-Q. We believe that the line item is a non-cash investing and financing disclosure item rather than a non-cash expense adjustment within the cash flow statements. Please revise your cash flow statements accordingly. Refer to paragraph 32 of SFAS 95.

Form 10-Q For the Nine Month Period Ended July 31, 2008

Balance Sheet, page 4

5. Please present the balance sheet as of the most recent fiscal year end along side the balance sheet as of July 31, 2008. Refer to Rule 8-06 of Regulation S-X.

Statement of Operations, page 5

6. Please present earnings per share data for all periods presented. Reference is made to paragraphs 36 and 38 of SFAS 128.

Company Statement

7. Please provide a Company statement, in your response, acknowledging the three bullets points we described near the end of our prior letter dated April 9, 2008, as we previously requested.

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3377 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief